FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                           Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

      Yes                                   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

14 February 2023

HSBC HOLDINGS PLC

CHANGES TO BOARD AND COMMITTEE COMPOSITION

Appointment of an Independent non-executive Director

HSBC Holdings plc (the 'Company') has today announced the appointment of Kalpana Morparia (73) as an Independent non-executive Director of the Company. The appointment will take effect from 1 March 2023. Kalpana will also be appointed as a member of the Group Risk Committee and the Nomination and Corporate Governance Committee with effect from her appointment to the Board.

Kalpana brings extensive Asian business and cultural experience, gained over a 45 year career in banking in the region, primarily in India. Kalpana provides valuable insight and perspective to the Board's strategy, risk and performance discussions. Her most recent executive role was as Chair of J.P. Morgan, South and Southeast Asia and a member of JPMorgan's Asia executive committee, which she held until her retirement in 2021.

Prior to joining J.P. Morgan, Ms Morparia served as Joint Managing Director of ICICI Bank, India's second-largest bank, from 2001 to 2007. She currently serves as an independent non-executive on the boards of Hindustan Unilever Limited, Dr.Reddy's Laboratories Limited., and Philip Morris International Inc.

Commenting on the appointment, HSBC's Group Chairman, Mark Tucker, said:

"Kalpana is a very experienced banker, with gravitas and presence. Her deep banking expertise and experience of the Asia region, particularly in India and Southeast Asia, will be an asset to the Board as we focus on growth in those markets under our Pivot to Asia strategy. We are delighted to welcome her to the HSBC Board."

The Board have determined that Kalpana is independent. In making that determination, the Board have concluded that there are no other relationships or circumstances which are likely to affect her judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

Group Risk Committee Chair
The Company has also today announced that, with effect from the conclusion of the 2023 AGM:

  -
Mr James (Jamie) Anthony Forese will succeed Mr Jackson (Jack) Peter Tai as Chair of the Group Risk Committee; and

  -
Mr Forese will step down as a member of the Group Remuneration Committee and be appointed to the Group Audit Committee.

As a result of the above, Mr Tai has confirmed that he plans to retire from the Board and will not stand for re-election at the Company's 2023 Annual General Meeting (AGM).

HSBC's Group Chairman, Mark Tucker, said:

"Jack has made a significant and lasting contribution to the success of HSBC during his time on the Board, particularly in  the strengthening of risk and conduct governance and oversight through a significant period of change. I thank Jack warmly for his thoughtful and important service to the Group over the past six years."

"Jamie's extensive banking experience and knowledge of the HSBC Group will be invaluable in the leadership of the Risk Committee as the Group continues to deliver on its growth strategy in a safe and sustainable manner".

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Richard O'Connor                     +44 (0)20 7991 6590     investorrelations@hsbc.com

Media enquiries to:
Kirsten Smart                            +44 7725 733 311         pressoffice@hsbc.com

Supplementary Information:
As an Independent non-executive Director, Kalpana Morparia will not have a service contract with the Company and will be paid total fees of £131,000 per annum pursuant to the Directors' remuneration policy, proposed for approval by shareholders at the 2023 Annual General Meeting ('AGM'). The total per annum fees consist of: £127,000 for her role as Independent non-executive Director and a £4,000 Travel Allowance.

Kalpana's appointment as a Director of the Company is subject to election by shareholders at the 2023 AGM and annual re-election thereafter. Her initial three-year term will run from her initial election, if successful, until the 2026 AGM.

On 5 June 2007, Kalpana was appointed as an independent director of Dr. Reddy's Laboratories Limited.
On 6 December 2011, Kalpana was appointed as an independent director of Philip Morris International Inc.
On 9 October 2014, Kalpana was appointed as an independent director of Hindustan Unilever Limited.
Kalpana previously served as an independent non-executive director of Delhivery Limited from October 2021 until her retirement on 11 February 2023.

Save as disclosed above, Kalpana has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years. She does not have a0ny relationship with any directors, senior management, substantial or controlling shareholders of the Company. She does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

There are no matters relating to the retirement of Mr Jackson Peter Tai that need to be brought to the attention of the shareholders of the Company.

For the purposes of section 430(2B) of the Companies Act 2006, Mr Jackson Peter Tai will receive his pro rata entitlement to non-executive Director fees for the month of May 2023 and is not entitled to any payments for loss of office.

Note to editors:

1. Professional qualifications of Kalpana Morparia
Bachelor of Science, Bombay University, 1970
Bachelor of Law LLB, Bombay University, 1974

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish† and Jackson Tai†.
* Non-executive Group Chairman
† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,992bn at 30 September 2022, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 February 2023